Exhibit 99(k)(4)

[Clough Capital letterhead]

April 12, 2006

Clough Global Opportunities Fund
1625 Broadway, Suite 2200
Denver, CO 80202

  Re:
  Use of Name

Ladies and Gentlemen:

        This letter agreement is to confirm our mutual understanding regarding the use of the name "Clough" in connection with the Clough Global Opportunities Fund, a newly organized closed-end management investment company (the "Fund").

        As we have discussed, it is anticipated that Clough Capital Partners L.P. (the "Adviser") will be the investment adviser of the Fund, effective on or prior to the consummation of the initial public offering currently contemplated by the Fund.

        The Adviser considers the name "Clough" to be an important asset of the Adviser and to be intricately connected with the reputation of the Adviser. Accordingly, the Adviser believes it necessary to take appropriate steps to restrict the use of the name "Clough" by the Fund.

        The Adviser agrees that, in consideration of the Adviser's becoming the investment adviser of the Fund, the Fund is licensed to use the name "Clough," on a nonexclusive basis, subject to the following conditions:

          1.     The Fund agrees that, if the approval of Adviser as the sole adviser or the Fund by is withdrawn prior to the consummation of the Fund's initial public offering or if the Adviser subsequently ceases to be the sole adviser of the Fund for any reason, the Fund's right to use the name will terminate, and the Fund shall as promptly as possible (and, in any event, within 60 days) cause the name of the Fund to be changed so as to remove the name "Clough" therefrom, unless the Adviser agrees otherwise in writing.

          2.     The Fund acknowledges that, other than as permitted pursuant to the terms of this letter agreement or as may otherwise be agreed by the Adviser in writing, the Fund shall use the name "Clough" only as included in the Fund name "Clough Global Opportunities Fund". So long as the name of the fund includes the name "Clough," the Fund shall not change the name of the Fund without the prior written consent of the Adviser.

          3.     The Fund agrees not to create or establish or permit to be created or established any affiliated fund or other entity or any class or series thereof using the name "Clough" or any variant thereof without the written consent of the Adviser.

          4.     The Fund agrees that, except for the limited right to use the name "Clough" pursuant to the terms of this letter agreement, the Fund shall have no right, title or interest in the name "Clough," and any use thereof shall inure to the benefit of the Adviser.

          5.     The Fund shall not challenge, directly or indirectly, the Adviser's rights in the name "Clough", nor shall it register any trademark, logo, mark or name that includes or incorporates the name "Clough" or that is confusingly similar therewith, as a trademark, trade name, corporate name or domain name in any jurisdiction.

        Kindly sign below to evidence your agreement with and acceptance of the foregoing.

CLOUGH CAPITAL PARTNERS L.P.
		By:	/s/ James E. Canty
Name: James E. Canty Title: Partner
Agreed and accepted:
CLOUGH GLOBAL OPPORTUNITIES FUND
By:	/s/ Erin E. Douglas
Name: Erin E. Douglas Title: Secretary